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04014406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANH 1-30-2005

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OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED DEC 3 0 2004 WASH. D.C.

SEC FILE NUMBER
8-20109

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING November 1, 2003 (MM/DD/YY) AND ENDING October 31, 2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kious & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 Gold Street SW Suite 1210
(No. and Street)

Albuquerque	New Mexico	87101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Harold Kious — 505-243-3703 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Neff + Ricci LLP
(Name – *if individual, state last, first, middle name*)

6100 Uptown Blvd NE, Suite 400	Albuquerque	New Mexico	87110
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 05 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Harold E. Kious, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kious & Company, Inc., as of October 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
GERALDINE ORTIZ
NOTARY PUBLIC
STATE OF NEW MEXICO
My Commission Expires 9-10-2005

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OF CONTENTS

KIOUS & COMPANY, INCORPORATED

NEFF + RICCI LLP
CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
6100 UPTOWN BLVD NE · SUITE 400 · ALBUQUERQUE, NM 87110
TEL: 505.830.6200 FAX: 505.830.6282 WEB: WWW.NEFFCPA.COM

Independent Auditors' Report

Board of Directors
Kious & Company, Incorporated
Albuquerque, New Mexico

We have audited the accompanying statements of financial condition of Kious & Company, Incorporated (Company) as of October 31, 2004 and 2003, and the related statements of income and comprehensive income (loss), changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Kious & Company, Incorporated at October 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supplementary schedules is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Neff + Ricci LLP

Albuquerque, New Mexico
December 8, 2004

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF FINANCIAL CONDITION
October 31, 2004 and 2003

ASSETS

		2004	2003
Cash and cash equivalents	$	**364,679**	250,070
Cash on deposit with clearing agent		**131,057**	389,232
Restricted cash		**2,786**	2,777
Trading securities, at market (cost, 2004 - $814,032; 2003 - $1,594,284)		**756,404**	1,572,828
Receivables			
Brokers/dealers		**4,126**	36,874
Employee		**963**	40,334
Accrued interest receivable		**431**	2,342
Furniture and equipment, at cost less allowances for depreciation (2004 - $100,246; 2003 - $133,539)		**1,700**	3,159
Investment in real estate, at cost		**56,808**	56,808
Other assets		**29,565**	45,532
	$	**1,348,519**	2,399,956

LIABILITIES AND STOCKHOLDERS' EQUITY

		2004	2003
Payable to clearing agent	$	**50,922**	993,142
Reserve for benefit of customers		**1**	1
Other liabilities		**113,877**	143,636
		164,800	1,136,779
Commitment			
Common stock, par value $1.00 per share; authorized 500,000 shares; issued and outstanding 15,000 shares		**15,000**	15,000
Retained earnings		**1,168,719**	1,248,177
		1,183,719	1,263,177
	$	**1,348,519**	2,399,956

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME (LOSS)
Years Ended October 31, 2004 and 2003

		2004	2003
Revenues			
Underwriting income	$	**47,935**	71,462
Trading income		**32,441**	198,052
Consulting income		**-**	6,180
Interest, taxable		**9,121**	5,663
Interest, tax-exempt		**7,786**	5,920
		97,283	287,277
Operating expenses			
Automotive		**9,727**	4,897
Bank fees		**7,174**	15,483
Depreciation		**2,284**	2,743
General and administrative		**77,417**	81,692
Insurance		**5,523**	7,266
Interest		**4,400**	5,029
Professional fees		**9,645**	9,126
Promotion and education		**5,464**	1,609
Salaries		**56,363**	79,781
Subscriptions and dues		**7,694**	5,449
		185,691	213,075
Gain on sale of equipment		**9,000**	-
(Loss) income before transfer of available-for-sale securities to trading securities		**(79,408)**	74,202
Loss on transfer of available-for-sale securities to trading securities		**-**	(71,942)
(Loss) income before income taxes		**(79,408)**	2,260
Income tax expense		**50**	50
Net income		**(79,458)**	2,210
Other comprehensive income			
Change in securities available-for-sale, net of deferred taxes		**-**	71,942
Net comprehensive income	$	**(79,458)**	74,152

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years Ended October 31, 2004 and 2003

		Common Stock	Accumulated Other Comprehensive Loss	Retained Earnings	**Total Stockholders' Equity**
Balance, October 31, 2002	$	15,000	(71,942)	1,245,967	**1,189,025**
Comprehensive income					
Reclassification of available-for-sale securities to trading securities		-	71,942	-	**71,942**
Net income		-	-	2,210	**2,210**
Balance, October 31, 2003		15,000	-	1,248,177	**1,263,177**
Comprehensive income					
Net loss		-		(79,458)	**(79,458)**
Balance, October 31, 2004	$	15,000	-	1,168,719	**1,183,719**

See Notes to Financial Statements.

KIOUS & COMPANY, INCORPORATED
STATEMENTS OF CASH FLOWS
Years Ended October 31, 2004 and 2003

		2004	2003
Cash Flows From Operating Activities			
Net (loss) income	$	(79,458)	2,210
Adjustments to reconcile net (loss) income to net cash (used) provided by operating activities			
Provision for depreciation		2,284	2,743
Gain on sale of equipment		(9,000)	-
Purchase of trading securities		(26,300,057)	(45,519,163)
Sales of trading securities		27,116,481	44,207,588
Changes in assets and liabilities			
Cash on deposit with clearing agent		258,175	(108,273)
Restricted cash		(9)	(17)
Customer receivables		32,748	54,639
Employee receivables		39,371	(334)
Other assets		15,967	(7,873)
Accrued interest receivable		1,911	(1,438)
Accounts payable		(484)	(3,025)
Other liabilities		(29,275)	27,818
Total adjustments		1,128,112	(1,347,335)
Net cash provided (used) by operating activities		1,048,654	(1,345,125)
Cash Flows From Investing Activities			
Purchase of fixed assets		(825)	-
Proceeds from sale of equipment		9,000	-
Net cash provided by investing activities		8,175	-
Cash Flows From Financing Activities			
Net (payments) proceeds of short-term borrowings from clearing agent		(942,220)	876,486
Net increase (decrease) in cash and cash equivalents		114,609	(468,639)
Cash and cash equivalents at beginning of year		250,070	718,709
Cash and cash equivalents at end of year	$	364,679	250,070
Supplemental disclosures of cash flow information			
Cash paid during the year for			
Interest	$	4,400	5,029
Change in unrealized loss, net of deferred taxes on available-for-sale-securities (other comprehensive income)		-	71,942

See Notes to Financial Statements.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations. Kious & Company, Incorporated (Company) engages in the purchase and selling of municipal bonds and treasury bills in both the primary and secondary markets. The Company also provides financial advisory services to cities, counties, schools, and other New Mexico governmental agencies. The Company's customers are located mainly in New Mexico and include financial institutions, individual investors, mutual funds, insurance companies and governmental agencies.

Customers' Securities. Customers' securities transactions and the related commission income and expenses are recorded on a trade date basis. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment Securities. Investment securities are comprised of municipal and other bonds and publicly traded stocks.

Gains and losses on the sale of investment securities are determined using the specific identification method.

Investments in equity securities that have readily determinable fair values and all investments in debt securities are to be classified in three categories and accounted for as follows:

- *Held-to-Maturity.* Debt securities that the Company has the positive intent and ability to hold-to-maturity are classified as held-to-maturity securities and reported at amortized cost.
- *Trading Securities.* Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized holding gains and losses included in earnings.
- *Available-For-Sale.* Debt and equity securities not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized holding gains and losses excluded from earnings and reported as a separate component of stockholder's equity, net of applicable deferred income taxes.

  Effective November 1, 2002, all available-for-sale securities were transferred to the trading securities category. As a result, the total unrealized holding loss at November 1, 2002 of $71,942 was realized.

NOTE 1. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Cash and Cash Equivalents. For purposes of the statements of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held-for-sale in the ordinary course of business. At year end and throughout the year, there were deposits in excess of federally insured limits. Management believes the Company is not exposed to any significant credit risks on cash and cash equivalents.

Restricted Cash. Restricted cash is available for scholarship grants made to the Don C. Rider Memorial Scholarship Fund.

Furniture and Equipment. Depreciation of furniture and equipment is provided on a straight-line basis using estimated useful lives of three to ten years.

Income Taxes. The Company accounts for its income taxes in accordance with Financial Accounting Standards Statement No. 109, *Accounting for Income Taxes* (SFAS 109). The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement carrying amounts and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. PROFIT SHARING PLAN

The Company has a profit sharing plan that covers all employees. Contributions to the plan are made at the discretion of the Board of Directors but may not exceed the maximum amount deductible for income tax purposes. There were no contributions to the plan for the years ended October 31, 2004 and October 31, 2003.

NOTE 3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital requirements of the Securities and Exchange Commission under Rule 15c3-1, which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the aggregate indebtedness would exceed ten times the net capital, as defined). At October 31, 2004, the Company had net capital of $1,091,080, which was in excess of required net capital by $991,080, and had a ratio of aggregate indebtedness to net capital of .15 to 1.

NOTE 4. INCOME TAXES

The provision for income taxes consists of the following at October 31:

		2004	2003
Current expense			
State	$	50	50
Deferred expense			
Federal		-	-
State		-	-
	$	50	50

Deferred income taxes are principally applicable to the recognition of net operating loss carryforwards that arose in 2004 and previous years. Net operating loss carryforwards of $318,081 for tax purposes, expire in the years 2016 to 2024. The deferred tax asset, net of valuation allowance of $39,329 at October 31, 2004, is $19,329 and is included in other assets.

NOTE 5. LIABILITIES SUBORDINATED TO CLAIMS OF CREDITORS

At October 31, 2004 and 2003, there were no liabilities subordinated to claims of creditors, nor were there any such liabilities during those years.

NOTE 6. RENTAL COMMITMENT

The Company's rental expense for 2004 and 2003 was $26,027 and $23,148, respectively. The Company currently rents office space on a month-to-month basis.

KIOUS & COMPANY, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2004

Computation of Net Capital	
Total stockholders' equity (qualified for net capital)	$ 1,183,719
Deductions	
Non-allowable assets	
Furniture and equipment, less allowances for depreciation	1,700
Investment in real estate	56,808
Other assets	30,528
	89,036
Net Capital Before Haircuts on Security positions	1,094,683
Haircuts on security positions	
Trading securities (municipal bonds and governmental securities)	3,603
Net Capital	1,091,080
Computation of Basic Net Capital Requirement	
Net capital requirement (6-2/3% of aggregate indebtedness or $100,000, whichever is greater)	100,000
Excess net capital	$ 991,080
Computation of Aggregate Indebtedness	
Total liabilities	$ 164,800
Percentage of aggregate indebtedness to net capital	15%
Net capital less 10% of aggregate indebtedness	$ 1,074,600

KIOUS & COMPANY, INCORPORATED
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2004

The Company has a special reserve account for the benefit of its customers. However, under Rule 15c3-3(k), exemption (2)(A), the Company is exempt from the computation for determination of reserve requirements pursuant to Rule 15c3-3(e)(1).

KIOUS & COMPANY, INCORPORATED
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2004

1. Customers' fully-paid and excess margin securities not in the respondent's possession and control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within time frames specified under Rule 15c3-3):	$ -
Number of items	None
2. Customers' fully-paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3:	$ -
Number of items	None

KIOUS & COMPANY, INCORPORATED
STATEMENT PURSUANT TO RULE 17a-5(d)(4)
OF THE SECURITIES AND EXCHANGE COMMISSION
October 31, 2004

There are certain differences between the computation of Net Capital Under Rule 15c3-1, as included in this audited report and the computations included in the Company's unaudited Form X-17A-5, Part II, filing. Such differences arose principally because of a fiscal year 2003 reclassification of securities from available for sale to trading (resulting in a reclassification from other comprehensive income to net income) and year-end adjustments for accrual of income and expense.

	As Reported On Form X-17A-5	Adjustments	As Included Herein
Total stockholders' equity	$ 1,117,101	66,618	1,183,719
Deductions, non-allowable assets	92,885	(3,849)	89,036
Net capital before haircuts	1,024,216	70,467	1,094,683
Haircuts	3,603	-	3,603
Net capital	$ 1,020,613	70,467	1,091,080
Net capital requirement	$ 100,000	-	100,000
Excess net capital	$ 920,613	70,467	991,080
Total liabilities	$ 166,723	(1,923)	164,800
Percent of aggregate indebtedness to net capital	16%		15%

NEFF + RICCI LLP

CERTIFIED PUBLIC ACCOUNTANTS
6100 UPTOWN BLVD NE SUITE 400
ALBUQUERQUE, NM 87110

Independent Auditors' Supplementary Report on Internal Control

To the Board of Directors
Kious & Company, Incorporated

In planning and performing our audit of the financial statements of Kious & Company, Incorporated (Company) for the year ended October 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures, including tests of compliance with such practices and procedures followed by Kious & Company, Incorporated that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

(1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);

(2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13;

(3) in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve System Regulation T of the Board of Governors of the Federal Reserve System; and

(4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of Kious & Company, Incorporated is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and

To the Board of Directors
Kious & Company, Incorporated

procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we believe to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the National Association of Securities Dealers, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Neff + Ricci LLP

Albuquerque, New Mexico
December 8, 2004